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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                    WILSON BROTHERS, an Illinois Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $1 per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  972091 10 2
                   -----------------------------------------
                                 (CUSIP Number)

                              Maureen S. Paparella
                               187 Cinnabar Lane
                   Yardley, Pennsylvania 19067 (215) 321-6016
- --------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               September 6, 1996
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           Exhibit Index on Page 21
                                                          Page 1 of 21 Pages

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                                  SCHEDULE 13D

CUSIP No. 972091 10 2                                     Page 2 of 21 Pages

- --------------------------------------------------------------------------------
1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Estate of
     Bruce Paparella
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.
- --------------------------------------------------------------------------------
               7    SOLE VOTING POWER
  NUMBER OF
    SHARES               0
 BENEFICIALLY  -----------------------------------------------------------------
   OWNED BY    8    SHARED VOTING POWER
     EACH
   REPORTING             0
    PERSON     -----------------------------------------------------------------
     WITH      9    SOLE DISPOSITIVE POWER

                         0
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         0
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          0
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          00
- --------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7    2 of 7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


                                                          Page 3 of 21 Pages


     This Amendment No. 2 dated September 17, 1996 to the Schedule 13D (the "13D") of Bruce Paparella ("Paperella") is filed by The Estate of Bruce Paparella, Deceased (the "Estate") to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "34 Act"). This amendment restates in accordance with rule 13d-2(c) promulgated under the 34 Act, the as amended, filed by Paparella. This statement relates to shares of common stock, par value $1 per share (the "Common Stock") of Wilson Brothers, an Illinois corporation (the "Issuer"). The principal executive offices of the Issuer are located at 17 Battery Place, New York, New York 10004.

Item 2. Identity and Background

     Item 2 of the 13D is hereby amended and restated as follows:

     This statement is being filed by the Estate on behalf of Paparella who died on April 21, 1996. Paparella's business address was Carr Securities Corp., 17 Battery Place, New York, NY 10004. Paparella's principal occupation was Research Director of Carr Securities Corp. In addition, Paparella was the President, Chief Executive Officer and Director of Wilson Brothers and President, Chief Executive Officer and Director of Wilson's wholly-owned subsidiary, Houze Glass Corporation.

     During the last five years, Paparella was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Paparella was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction. Prior to his death, Paparella was a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration

     Item 3 of the 13D is hereby amended and restated as follows:

     On January 10, 1994, pursuant to a Securities Purchase Agreement among Paparella, Warren B. Kanders and Triarc Companies, Inc. ("Triarc"), (i) Paparella acquired from Triarc 1,296,436 shares of Common Stock, (ii) Mr. Kanders acquired from Triarc 648,217 shares of Common Stock, (iii) Triarc assigned to


                                                          Page 4 of 21 Pages


Paparella and Mr. Kanders a convertible note (the "Convertible Note") in the principal amount of $1,500,000 and convertible into 956,937 shares of Common Stock, and (iv) Triarc assigned to Paparella and Mr. Kanders certain accounts receivable held by Triarc in the amount at September 30, 1993 of $1,230,000 (the

"Accounts Receivable"). As a consequence of said transactions, Paparella obtained a 75% interest in the Convertible Note and the Accounts Receivable and Mr. Kanders obtained a 25% interest in the Convertible Note and the Accounts Receivable.

     Walter P. Carucci advanced $45,577.81 to Paparella to enable Paparella to purchase the Common Stock and Paparella's interest in the Convertible Note. Such loan bears interest at the rate of 7.5% per annum, was payable on or before December 28, 1995 and evidenced by a promissory note. In consideration for such loan, Paparella (i) issued to Mr. Carucci a warrant, non-exercisable for two years, to acquire up to 648,218 shares of Common Stock (the "Warrant"), and
(ii) transferred to Mr. Carucci 50% of Paparella's 75% interest in the Convertible Note and the Accounts Receivable.

     On December 30, 1994, in a private transaction Paparella purchased 348,217 shares of Common Stock from Mr. Kanders for an aggregate purchase price of $5,000 paid by Paparella by delivery of a promissory note made by Paparella in favor of Mr. Kanders.

Item 4. Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The purpose of the transaction described in Item 5 herein is to settle the Estate and terminate Paparella's interest in the Issuer in connection therewith. The shares of Common Stock and Paparella's interest in the Convertible Note were originally acquired for investment purposes. Concurrent with Paparella's acquisition of such securities, the Board of Directors of the Issuer was reduced to two members and Paparella was elected a member of such board.

Item 5. Interest in Securities of the Issuer

     Item 5 of the 13D is hereby amended and restated as follows:

     (a) As of the date hereof, Paparella and the Estate beneficially do not own any shares of Common Stock of the Issuer.


                                                          Page 5 of 21 Pages


     (b) Paparella and the Estate do not have the power to vote, to direct the vote, to dispose or to direct the disposition of any shares of Common Stock of the Issuer.

     (c) During the past sixty days the following transaction in the Common Stock of the Issuer was effected:

     On September 6, 1996, in a private transaction, the Estate sold to John Sanford ("Purchaser"), President, Director and a shareholder of the Issuer, pursuant to a Letter Agreement (the "Letter Agreement") dated August 27, 1996
(i) an interest in the Convertible Note in the principal sum of $562,500, dated April 15, 1994, comprising 35.5% of the Convertible Note (ii) the Accounts

Receivable of the Issuer owned by the Estate and (iii) 1,644,653 shares of Common Stock of the Issuer, for an aggregate purchase price of $330,000. The purchase price was $275,000 at closing and the balance of $55,000 in 36 equal, consecutive, monthly installments, including interest at 8% per annum. Purchaser's obligation for the balance of the purchase price is evidenced by a promissory note which is secured by a pledge of 822,326 shares of Common Stock owned by Purchaser and a collateral assignment of 50% of Purchaser's interest in the Convertible Note and the Common Stock issuable upon conversion thereof (collectively, the "Pledged Stock") and the Accounts Receivable, pursuant to a Pledge Agreement (the "Pledge Agreement") dated September 6, 1996. As additional purchase price, Purchaser is required to pay the Estate 15% of the net income of Houze Glass Corporation for fiscal 1996 in excess of $100,000; and, in the event a change of control of the Issuer on or before September 6, 1997, Purchaser is required to pay 15% of the proceeds in excess of $1,000,000 (or a pro rata portion thereof if less than 100% of the assets or voting control of the Issuer is sold) resulting from the sale of Convertible Notes, Common Stock and/or assets of the Issuer during such period.

     (d) No other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) As of September 6, 1996, the estate ceased to be the beneficial owner of any shares of capital stock of the issuer. The Estate disclaims beneficial ownership of the Pledged Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer and disclaims beneficial ownership of the Pledged Stock.

                                                          Page 6 of 21 Pages


     Item 6 of the 13D is hereby amended and restated as follows:

     Walter P. Carucci advanced $45,577.81 to Paparella to enable Paparella to purchase Paparella's interest in the Convertible Note. Such loan bears interest at the rate of 7.5% per annum, was payable on or before December 28, 1995 and evidenced by a promissory note. In consideration for such loan, Paparella issued to Mr. Carucci the Warrant and transferred to Mr. Carucci 50% of Paparella's 75% interest in the Convertible Note and the Accounts Receivable.

     In connection with the sale of its Common Stock, Paparella entered into the Letter Agreement and Pledge Agreement relating to the Pledged Stock, described in Item 5 above.

Item 7. Material to be filed as Exhibits

     Item 7 of the Schedule 13D is hereby amended and restated as follows:

     Exhibit 1. Securities Purchase Agreement dated as of December 28, 1993 among Triarc Companies, Inc., Bruce Paparella and Warren

                Kanders. Incorporated by reference to Exhibit 1 of the 13D.

     Exhibit 2. Promissory Note dated December 28, 1993 made by Bruce paparella in favor of Walter P. Carucci. Incorporated by reference to
                Exhibit 2 of the 13D.

     Exhibit 3. Warrant dated January 10, 1994 issued by Bruce Paparella to
                Walter P. Carucci. Incorporated by reference to Exhibit 3 of the 13D.

     Exhibit 4. Assignment of Note and Accounts Receivable dated January 10,
                1994 between Walter P. Carucci and Bruce Paparella. Incorporated by reference to Exhibit 4 of the 13D.


                                                          Page 7 of 21 Pages


     Exhibit 5. Stock Purchase Agreement dated December 30, 1994 between Warren
                B. Kanders and Bruce Paparella. Incorporated by reference to
                Exhibit 5 of Amendment No. 1 to the 13D.

     Exhibit 6. Demand Promissory Note dated December 30, 1994 made by Bruce
                Paparella in favor of Warren B. Kanders. Incorporated by reference to Exhibit 6 of Amendment No. 1 to the 13D.

     Exhibit 7. Letter Agreement dated August 27, 1996 among John Sanford,
                Wilson Brothers Inc., Estate of Bruce Paparella, Deceased and Maureen S. Paparella.

     Exhibit 8. Promissory Note dated September 6, 1996 made by John Sanford in favor of Maureen S. Paparella.

     Exhibit 9. Pledge Agreement dated September 6, 1996 among John Sanford,
                Maureen S. Paparella and Kane Kessler, P.C.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1996

                                          THE ESTATE OF BRUCE PAPARELLA


                                          By: /s/ Maureen S. Paparella
                                              __________________________
                                                Maureen S. Paparella,
                                                Executrix